UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On May 10, 2023, Nayax Ltd. issued a press release titled "Nayax Reports First Quarter of 2023 Financial Results". A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit 99.1 to this Report on Form 6-K (other than the two paragraphs immediately preceding the heading “First Quarter Financial Highlights”) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File Nos. 333-267542).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press Release of Nayax Ltd., dated May 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Michael Galai
Name: Michael Galai
Title: Chief Legal Officer

Date: May 10, 2023